                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                            -----------------------

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               H.J. Heinz Company
                                (Name of Issuer)

                          Common Stock, $.25 par value
                         (Title of Class of Securities)

                                  423074-10-3
                                 (CUSIP Number)

                             Paul J. Bschorr, Esq.
                                Dewey Ballantine
                          1301 Avenue of the Americas
                              New York, NY  10019
                             (Phone:  212-259-8000)
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 27, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))


                              Page 1 of 21 Pages

CUSIP No. 423074-10-3                   13D                   Page 2 of 21 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Howard Heinz Endowment

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS*
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     15,063,231

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     15,063,231

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,063,231

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2%

14:  TYPE OF REPORTING PERSON/*/
     CO



                   /*/ SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 3 of 21 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Vira I. Heinz Endowment

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     7,567,460

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     7,567,460

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,567,460

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.1%

14:  TYPE OF REPORTING PERSON/*/
     CO



                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 4 of 21 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Heinz Family Foundation

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     735,922

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     735,922

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     735,922

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%

14:  TYPE OF REPORTING PERSON/*/
     CO


                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 5 of 21 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. John Heinz III Revocable Trust No. 1

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     3,158,639

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     3,158,639

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,158,639

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.3%

14:  TYPE OF REPORTING PERSON/*/
     OO


                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 6 of 21 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H. John Heinz III Descendants' Trust (No. 1)

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     625,000

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     625,000

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     625,000

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .3%

14:  TYPE OF REPORTING PERSON/*/
     OO


                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 7 of 21 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H.J. Heinz II Charitable and Family Trust

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     2,697,000

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     2,697,000

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,697,000

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/[ ]

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1%

14:  TYPE OF REPORTING PERSON/*/
     OO


                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 423074-10-3                   13D                   Page 8 of 21 Pages


1:   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     H.J. Heinz II Family Trust

2:   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP/*/                  (a)[x]
                                                                          (b)[ ]

3:   SEC USE ONLY

4:   SOURCE OF FUNDS/*/
     N/A

5:   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)                                                      [ ]

6:   CITIZENSHIP OR PLACE OF ORGANIZATION
     Pennsylvania

                     NUMBER OF SHARES BENEFICIALLY OWNED BY
                           EACH REPORTING PERSON WITH

7:   SOLE VOTING POWER
     2,229,724

8:   SHARED VOTING POWER
     -0-

9:   SOLE DISPOSITIVE POWER
     2,229,724

10:  SHARED DISPOSITIVE POWER
     -0-

11:  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     2,229,724

12:  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/*/

13:  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     .9%

14:  TYPE OF REPORTING PERSON/*/
     OO

                  /*/   SEE INSTRUCTIONS BEFORE FILLING OUT!

          The joint Schedule 13D dated June 22, 1995 of the Howard Heinz Endowment, the Vira I. Heinz Endowment, the Heinz Family Foundation, the H. John Heinz III Revocable Trust No. 1 and the H. John Heinz III Descendants' Trust (No. 1) is hereby amended as follows:

Item 2.  Identity and Background

          The first paragraph of Item 2 is hereby amended and restated as follows:

          "This statement is being filed by a group comprised of the Howard Heinz Endowment, the Vira I. Heinz Endowment, the Heinz Family Foundation (the "Foundation"), the H. John Heinz III Revocable Trust No. 1 (the "Revocable Trust") the H. John Heinz III Descendants' Trust (No. 1) (the "Descendants' Trust"), the H.J. Heinz II Charitable and Family Trust, (the "Charitable and Family Trust") and the H.J. Heinz II Family Trust (the "Family Trust", and together with the Howard Heinz Endowment, the Vira I. Heinz Endowment, the Foundation, the Descendants' Trust, the Revocable Trust and the Charitable and Family Trust, the "Group")."

          Additionally, Item 2 is hereby amended by adding the following new paragraphs at the end thereof:

"Charitable and Family Trust
 ---------------------------

     (a) A person included within the group filing this Statement is the Charitable and Family Trust.

     (b) The business address of the Charitable and Family Trust is Three Mellon Bank Center, Room 4000, Pittsburgh, PA 15259-0001. Attention: W.B. Ouzts.
The name and business address of each of the trustees of the Charitable and Family Trust is set forth on Exhibit H and is incorporated by reference herein.

     (c) The Charitable and Family Trust is a trust established for the purpose of serving as a private trust to hold and invest funds for the benefit of certain related individuals and charities. The present principal occupation of each trustee of the Charitable and Family Trust is set forth on Exhibit H and is incorporated by reference herein.

     (d) Neither the Charitable and Family Trust nor any of its trustees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Charitable and Family Trust nor any of its trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Charitable and Family Trust is a trust organized under the laws of the State of Pennsylvania. The citizenship of each trustee of the Charitable and Family Trust is set forth on Exhibit H and is incorporated by reference herein.

The Family Trust
- ----------------

     (a) A person included within in the group filing this Statement is the Family Trust.

     (b) The business address of the Family Trust is Three Mellon Bank Center, Room 4000, Pittsburgh, PA 15259-0001. Attention: W.B. Ouzts. The name and business address of each of the trustees of the Family Trust is set forth on
Exhibit I and is incorporated by reference herein.


                              Page 9 of 21 Pages

     (c) The Family Trust is a trust established for the purpose of serving as a private trust to hold and invest funds for the benefit of certain related individuals. The present principal occupation of each trustee of the Family Trust is set forth on Exhibit I and is incorporated by reference herein.

     (d) Neither the Family Trust nor any of its trustees has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Neither the Family Trust nor any of its trustees has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibition or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f) The Family Trust is a trust organized under the laws of the State of Pennsylvania. The citizenship of each trustee of the Family Trust is set forth on Exhibit I and is incorporated by reference herein."

Item 5. Interest in Securities of the Issuer.

          Item 5(a) is hereby amended and restated as follows:

          "The Howard Heinz Endowment beneficially owns 15,063,231 shares of Common Stock which is 6.2% of the 243,494,218 shares of Common Stock which are believed to be the total number of shares outstanding on the date hereof. The beneficial ownership interest of each of the directors and executive officers of the Howard Heinz Endowment is described on Exhibit A and is incorporated by reference herein.

          The Vira I. Heinz Endowment beneficially owns 7,567,460 shares of Common Stock which is 3.1% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the directors and executive officers of the Vira I. Heinz Endowment is described on Exhibit B and is incorporated by reference herein.

          The Foundation beneficially owns 735,922 shares of Common Stock which is 0.3% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the directors and executive officers of the Foundation is described on Exhibit C and is incorporated by reference herein.

          The Revocable Trust beneficially owns 3,158,639 shares of Common Stock which is 1.3% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the trustees of the Revocable Trust is described on Exhibit D and is incorporated by reference herein.

          The Descendants' Trust beneficially owns 625,000 shares of Common Stock which is 0.3% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the trustees of the Descendants' Trust is described on Exhibit E and is incorporated by reference herein.

          The Charitable and Family Trust beneficially owns 2,697,000 shares of Common Stock which is 1.1% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the trustees of the Charitable and Family Trust is described on Exhibit H and is incorporated by reference herein.

          The Family Trust beneficially owns 2,229,724 shares of Common Stock which is 0.9% of the 243,494,218 outstanding shares. The beneficial ownership interest of each of the trustees of the Family Trust is described on
Exhibit I and is incorporated by reference herein.

               ------------------------------------------------

                              Page 10 of 21 Pages

          The Group owns 32,076,976 shares of Common Stock which is 13.2% of the 243,494,218 shares outstanding as set forth in the Issuer's most recently available filing with the Securities and Exchange Commission."

          Item 5(b) in hereby amended and restated as follows:

          "The voting and dispositive power of each member of the Group is as set forth below, and the voting and dispositive power of each director, executive officer, and trustee of the members of the Group is described on Exhibits A-E and H-I and is incorporated by reference herein:

                                          Shared        Sole          Shared
                             Sole Vote     Vote      Disposition    Disposition
                             ----------  ---------  -------------  -------------
Howard Heinz                 15,063,231     -0-       15,063,231        -0-
 Endowment

Vira I. Heinz                 7,567,460     -0-        7,567,460        -0-
 Endowment

Foundation                      735,922     -0-          735,922        -0-

Revocable Trust               3,158,639     -0-        3,158,639        -0-

Descendants' Trust              625,000     -0-          625,000        -0-

Charitable and                2,697,000     -0-        2,697,000        -0-
 Family Trust

Family Trust                  2,229,724     -0-        2,229,724        -0-"


          Item 2(c) is hereby amended and restated as follows:

          "No member of the Group has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement. Information on transactions by each of the directors, executive officers, and trustees of each member of the Group is described on Exhibit A-E and H-I and is incorporated by reference herein."

Item 7.  Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding the following new paragraphs at the end thereof:

          "Exhibit H, which appears on page 20 of this Schedule 13D, contains the name, citizenship, office, residence or business address, present principal occupation, beneficial ownership in the securities of the Issuer and voting and dispositive power of each trustee of the Charitable and Family Trust.

          Exhibit I, which appears on page 21 of this Schedule 13D, contains the name, citizenship, office, residence or business address, present principal occupation, beneficial ownership in the securities of the Issuer and voting and dispositive power of each trustee of the Family Trust."


                              Page 11 of 21 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this Statement is true, complete and correct.


Dated July 27, 1995

                                 HOWARD HEINZ ENDOWMENT



                                 By:   /s/ Teresa Heinz
                                    --------------------------------------------
                                    Name:  Teresa Heinz
                                    Title:  Chairperson and Chief
                                                 Executive Officer

                                 VIRA I. HEINZ ENDOWMENT



                                 By:   /s/ James M. Walton
                                    --------------------------------------------
                                    Name:  James M. Walton
                                    Title:  Chairman


                                 HEINZ FAMILY FOUNDATION



                                 By:   /s/ Teresa Heinz
                                    --------------------------------------------
                                    Name:  Teresa Heinz
                                    Title:  Chairperson and Chief Executive
                                            Officer


                                 H. JOHN HEINZ III REVOCABLE TRUST NO. 1



                                 By:   /s/ W.B. Ouzts
                                    --------------------------------------------
                                    Name:  W.B. Ouzts
                                    Title:  First Vice President of Mellon Bank,
                                            N.A. Co-Trustee


                              Page 12 of 21 Pages

                                 H. JOHN HEINZ III DESCENDANTS' TRUST
                                  (NO. 1)



                                 By:   /s/ W.B. Ouzts
                                    --------------------------------------------
                                    Name:  W.B. Ouzts
                                    Title:  First Vice President of Mellon Bank,
                                            N.A. Co-Trustee


                                 H.J. HEINZ II CHARITABLE AND FAMILY
                                  TRUST



                                 By:   /s/ W.B. Ouzts
                                    --------------------------------------------
                                    Name:  W.B. Ouzts
                                    Title:  First Vice President of Mellon Bank,
                                            N.A. Co-Trustee


                                 H.J. HEINZ II FAMILY TRUST



                                 By:   /s/ W.B. Ouzts
                                    --------------------------------------------
                                    Name:  W.B. Ouzts
                                    Title:  First Vice President of Mellon Bank,
                                            N.A. Co-Trustee


                              Page 13 of 21 Pages

         The third paragraph of Exhibit A is hereby amended and restated as follows:

         "(1) Mrs. Teresa Heinz has shared voting and dispositive power with respect to 7,567,460 shares of Common Stock as a director of the Vira I. Heinz Endowment (3.1% of the outstanding Common Stock); has shared voting and dispositive power with respect to 365,137 shares of Common Stock as co-executor of the Estate of Henry John Heinz III (the "Estate") (0.2% of the outstanding Common Stock); has sole voting and dispositive power with respect to 735,922 shares of Common Stock that are held by the Foundation (0.3% of the outstanding Common Stock); has shared voting and dispositive power with respect to 3,158,639 shares of Common Stock that are held by the Revocable Trust (1.3% of the outstanding Common Stock); has shared voting and dispositive power with respect to 625,000 shares of Common Stock that are held by the Descendants' Trust (0.3% of the outstanding Common Stock); has shared voting and dispositive power with respect to 2,697,000 shares of Common Stock that are held by the Charitable and Family Trust (1.1% of the outstanding Common Stock); has shared voting and dispositive power with respect to 2,229,724 shares of Common Stock that are held by the Family Trust (0.9% of the outstanding Common Stock); and has shared voting and dispositive power with respect to 748,477 shares of Common Stock that are held by seven trusts (0.3% of the outstanding Common Stock)."

         The eighth paragraph of Exhibit A is hereby amended and restated as follows:

         "The co-fiduciaries referred to in paragraphs (1), (4) and (5) that are executive officers, directors or trustees of the members of the Group are Julie
H. Finley, Rose Gibson, A. Lawrence Groo, Andre T. Heinz, Jeffrey R. Lewis, Wendy Mackenzie, Joan D. McCauley, John T. Ryan, Dolores Senanis, Linda K. Smith, James M. Walton, S. Donald Wiley, and Mellon Bank, N.A. Information with respect to these co-fiduciaries not otherwise herein is set forth below:


                        Julie H. Finley (community volunteer)
                        3221 Woodland Drive
                        Washington, DC  20008
                        Citizenship:  United States

                        Ms. Rose Gibson (assistant secretary)
                        Heinz Family Foundation
                        110 Doray Drive
                        Pittsburgh, PA 15237
                        Citizenship:  United States

                        A. Lawrence Groo (investments)
                        Lawrence Groo & Co. Inc.
                        540 Madison Avenue
                        New York, NY  10022
                        Citizenship:  United States

                        Andre T. Heinz (design consultant)
                        3322 O Street, N.W.
                        Washington, DC  20007
                        Citizenship:  United States


                              Page 14 of 21 Pages

                        Jeffrey R. Lewis (executive director and chief operating officer)
                        Heinz Family Foundation
                        5851 Upton Street
                        McLean, VA 22101
                        Citizenship:  United States

                        Wendy Mackenzie (philanthropist)
                        829 Park Avenue
                        New York, New York  10021
                        Citizenship:  United States

                        Joan D. McCauley (philanthropist)
                        2750 Vallejo Street
                        San Francisco, CA 94123
                        Citizenship:  United States

                        John T. Ryan (retired chairman of the board)
                        Mine Safety Appliance Co.
                        (manufacturer of safety equipment)
                        121 Gamma Drive
                        Pittsburgh, Pennsylvania 15238
                        Citizenship:  United States

                        Dolores Senanis
                        (administrative assistant to Teresa Heinz)
                        1201 Pennsylvania Avenue N.W.
                        Suite 619
                        Washington, DC 20004
                        Citizenship:  United States

                        Linda K. Smith (attorney)
                        709 College Street
                        Beloit, WI  53511
                        Citizenship:  United States

                        James M. Walton (investments)
                        Room 3902
                        525 William Penn Place
                        Pittsburgh, Pennsylvania 15219
                        Citizenship:  United States

                        S. Donald Wiley (attorney, director of the
                        Issuer, retired senior Vice President,
                        General Counsel and Secretary of the Issuer)
                        H.J. Heinz Company
                        (multinational food processing company)
                        P.O. Box 57
                        Pittsburgh, Pennsylvania 15230
                        Citizenship:  United States


                              Page 15 of 21 Pages

                        Mellon Bank, N.A., a national banking
                        association (domestic and international commercial banking, retail banking and trust services)
                        One Mellon Bank Center
                        Pittsburgh, Pennsylvania 15258"


                              Page 16 of 21 Pages